FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 —                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Intimation to the Bombay Stock Exchange and the National Stock Exchange of India regarding the hiving-off of the Company’s Retail Business Undertakings (‘RBU’) (comprising Broadband Services Undertakings and Retail Internet Services Undertakings) with all related assets and liabilities on a going concern basis by way of a scheme of arrangement under the provisions of Sections 391 to 394 of the Companies Act of 1956 (of India) and that the proposed hive off of the RBU would be effective March 1, 2007, into a subsidiary viz. DIL Internet Limited.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By :	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
March 14, 2007	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12354

14 March 2007

Sir,

Sub: Information under Clause 36 of the Listing Agreement.

This is further reference to our earlier letter No. HQ/CS/CL.24B/12354 dated 16 February 2007 whereby we had informed you that the Empowered Sub-Committee at its meeting held on 16 February 2007, had approved the proposal to hive off the Company’s Retail Business Undertakings (‘RBU’) (comprising Broadband Services Undertakings and Retail Internet Services Undertakings) with all related assets and liabilities on a going concern basis.

2. The Board based on the recommendations of the empowered Sub-Committee decided that the hive off of the RBU with all related assets and liabilities may be done by way of a scheme of arrangement under the provisions of Sections 391 to 394 of the Companies Act of 1956 and that the proposed hive off of the RBU may be made effective 1 March 2007.

3. Pursuant to Clause 36 of the Listing Agreement, it is now intimated that the Board, at its meeting held today has, in super session of the earlier resolutions passed by the empowered sub-committee, approved the proposal to hive off the Company’s Retail Business Undertakings (‘RBU’) (comprising Broadband Services Undertakings and Retail Internet Services Undertakings) with all related assets and liabilities on a going concern basis by way of a scheme of arrangement under the provisions of Sections 391 to 394 of the Companies Act of 1956 and that the proposed hive off of the RBU as above would be effective 1 March 2007 into its subsidiary viz. DIL Internet Limited, for a consideration of up to Rs.400 Crores, subject to obtaining necessary approvals, permission and sanctions including approval of the shareholders of the Company in accordance with the requirements of the Companies Act, 1956.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Dy. Company Secretary

To: List Attached

To :

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	Mr. Tejas Desai, AVP, Head Issuer Interface Dept, National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.